Augmedix, Inc.

111 Sutter Street, Suite 1300

San Francisco, California 94104

July 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Augmedix, Inc.
Registration Statement on Form S-3
File No. 333-266299

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Augmedix, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-266299), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 22, 2022.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because the Registration Statement was erroneously filed under the wrong SEC form type due to a clerical error by the commercial printer. The Company plans to resubmit the document on EDGAR under the correct SEC form type.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to the undersigned, at the above-mentioned address, with a copy to John M. Rafferty, Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105.

Please do not hesitate to contact John M. Rafferty at (415) 268-6897 if you have any questions regarding the foregoing or if we can provide any additional information. Thank you for your kind attention to this matter.

Sincerely yours,

AUGMEDIX, INC.

By:	/s/ Paul Ginocchio
Paul Ginocchio
Chief Financial Officer

Cc:	John M. Rafferty
Morrison & Foerster LLP